May 3, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Nandini Acharya

Jeffrey P. Riedler

Re:	Pain Therapeutics, Inc.
Registration Statement on Form S-3 Filed
February 2, 2010
File No. 333-164648

Dear Ms. Acharya:

Pain Therapeutics, Inc. (the “Company”) is providing this response to the Staff’s letter dated February 19, 2010 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-3 (the “Registration Statement”). In response to the comment set forth in the Comment Letter, the Registration Statement has been amended and the Company is filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter. For your convenience, we have repeated the Staff’s comment below in bold face type before our response below. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Form S-3, filed 2/2/2010

Information Incorporated by Reference, page 32

COMMENT 1: Please revise this section to incorporate by reference the Form 8-Ks filed by Pain Therapeutics since the end of the company’s last fiscal year. See Item 12(a)(2) of Form S-3.

RESPONSE: In response to the Staff’s comment, we have made the requested revisions which are reflected on page 32 of Amendment No. 1.

Should you have any further questions or comments, please do not hesitate to contact me at (650) 645-1930.

Sincerely,

Pain Therapeutics, Inc.

/s/ Peter S. Roddy
Peter S. Roddy
Vice President and Chief Financial Officer

cc:	Michael O’Donnell, Esq.
Gavin McCraley, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.